Exhibit 99.1

Envigado, December 16, 2024

NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

Almacenes Éxito S.A. ("Éxito", "the Company") informs its shareholders and the market in general that today the Board of Directors approved changes in the structure of the Company, within the framework of the process of evolution and simplification of the organization's structure, in which internal succession and the strengthening of female leadership are highlighted. The changes are as follows:

1.	The scope of two vice-presidencies (Executive and Retail) is now assumed directly by the General Management. In this sense, José Gabriel Loaiza, Executive Vice President and Jorge Jaller Jaramillo, Vice President of Retail, are leaving the organization at the end of December. The functions of these vice-presidencies will be absorbed by the General Management, headed by Carlos Mario Giraldo.
2.	Juan Felipe Montoya Calle, Vice President of Human Resources, also retires from the Company at the end of December. Human Resources matters will continue to be directed by the Human Resources Management, a position to which Vivian de la Pava, until now Regional Head of Human Resources, is promoted, who becomes part of the Executive Committee of the General Management.
1.	The newly created regional retail managements will report directly to the General Management, forming part of the Executive Committee. This is how Pablo Montoya Dávila and Julio Hincapié Mejía, both regional retail managers, covering the country between them, will directly lead the operation of all brands and stores in Colombia.

1.            The Marketing Management is created, headed by Ana María Lopera Díaz, who has more than 28 years of experience in the Company and also becomes part of the Executive Committee.

"José Gabriel Loaiza, Jorge Jaller and Felipe Montoya are men of great experience, knowledge and charisma. For more than 25 years they provided their services to the Company with discipline, passion and joy from different positions and contributed to the development and growth of Grupo Éxito and its people. José Loaiza led, among many other achievements, the strengthening of omnichannel and the capture of synergies between the different operations of Grupo Éxito in South America. Jorge Jaller made an important contribution to retail innovation thanks to his participation in the creation of the Éxito Wow format, the promotion of Carulla Fresh Market, and the positioning of the textile business. Likewise, Felipe Montoya has been a charismatic, empathetic leader, promoter in the Company of modern trends in human resources, leading the company to have high standards as an employer brand.

We wish José Loaiza, Jorge Jaller and Felipe Montoya the greatest professional success in the future as we are sure they will have for their excellent personal and professional qualities. Gratitude and recognition for their invaluable contributions to the growth and solidity of Grupo Éxito. To them and their families we always thank you. They leave an indelible mark," said Carlos Mario Giraldo, General Manager of Grupo Éxito in Colombia.

The decisions taken lead to a reorganization in order to simplify and strengthen the structure, processes, and way of operating, while recognizing the Company's internal talent and the generation of opportunities for our leaders. This is how Retail Managers Pablo Montoya Dávila and Julio Hincapié Mejía, will strengthen and report to the General Management and become members of its Executive Committee.

Additionally, female leadership is strengthened and the appointment of Ana María Lopera Díaz as Marketing Manager and Vivian de La Pava as Human Resources Manager are announced.

Ana María Lopera is a Social Communicator and Journalist from Universidad Pontificia Bolivariana and a Marketing Specialist from Universidad EAFIT. For more than 28 years, she has held different positions that have prepared her to take on this new challenge and she becomes part of the Executive Committee of the Management, which, thanks to its commitment to diversity and inclusion, is a joint committee.

Vivian de La Pava, a psychologist from the Universidad de Manizales and a specialist in Human Resources from Universidad Externado de Colombia, after 12 years of experience in the Company, assumes the Human Resources Management with the main objective of continuing to contribute to the business through the proper management, promotion, and development of human talent.

"To Ana María Lopera and Vivian de La Pava, young and at the same time experienced, talented and results-oriented women, our congratulations and my recognition for their years of work and effort. With their participation in the Executive Committee of the General Management, most of its members are now women, a source of joy and pride. I would also like to highlight the consolidation of the leadership of the retail operation in Colombia under Pablo Montoya and Julio Hincapié. With them as part of the Group's management team in Colombia, we will continue to strengthen the ambitious commercial strategy that we have been promoting," concluded Carlos Calleja, CEO of Grupo Éxito.